KK TECHNOLOGIES LLC

FINANCIAL STATEMENTS

JUNE 16, 2021 (date of formation)
through DECEMBER 31, 2021
(Unaudited)

KK TECHNOLOGIES LLC

Balance Sheet as at December 31, 2021`

(Unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	1,192
Accounts receivable - related party		39,931
Total current assets		41,123
Intangible assets		
Intellectual property		4,500,000
Less accumulated depreciation		-
		4,500,000
Total assets	$	4,541,123
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable- related party	$	6,814
Short -term loans		75,000
Total current liabilities		81,814
Members' equity		
Class A Member Units		
45,000,000 units issued and outstanding at $0.10 per unit		4,500,000
Class B Member Unitsx		
11,665,884 authorized, none issued		-
		4,500,000
Accumulated deficit		(40,691)
Total Members' Equity		4,459,309
Total liabilities and members' equity	$	4,541,123

See accompanying notes to financial statements

KK TECHNOLOGIES LLC

Statement of Operations
For the Period June 16, 2021 (date of formation) through December 31, 2021
(Unaudited)

Revenue	$ -
Operating expenses	
General and administative	15,691
Loss from operations	(15,691)
Other income (expense)	
Offering expense	(25,000)
Net Loss	(40,691)

See accompanying notes to financial statements

KK TECHNOLOGIES LLC

Statement of Members' Equity
For the Period June 16, 2021 (date of formation) through December 31, 2021
(Unaudited)

	Class A Member		Class B Member	Accumulated	Total Members'
	Units	Amount	Units	Deficit	Equity
Issuance of Class A Member Units	45,000,000	$4,500,000	-	-	$4,500,000
Net loss	-	-	-	(40,691)	(40,691)
Balance, December 31, 2021	45,000,000	$4,500,000	-	(40,691)	$4,459,309

See accompanying notes to financial statements

KK TECHNOLOGIES LLC

Statement of Cash Flows

For the Period June 16, 2021 (date of formation) through December 31, 2021

(Unaudited)

Cash flows from operating activities		
Net loss	$	(40,691)
Change in operating assets and liabilities		
Accounts receivable - related party		(39,931)
Accounts payable - related party		6,814
NET CASH USED IN OPERATING ACTIVITIES		(73,808)
Cash flows from financing activities		
Acquisition of intellectual property		(4,500,000)
Issuance of Class A Member units		4,500,000
Short term loans		75,000
		75,000
Increase in cash		1,192
Cash, end of period	$	1,192

See accompanying notes to financial statements

KK TECHNOLOGIES LLC

Notes to Financial Statements for the Period June 16, 2021 (date of formation)

Through December 31, 2021

(Unaudited)

1. Nature of Business

KK Technologies LLC ("KKT") was formed as a limited liability company in Wyoming on June 15, 2021.

KKT is a technology, marketing and analytics company servicing the Cannabis Industry. KKT identities, target and exploits key market opportunities and deficiencies within the Cannabis / CBD sector and then partners with various business within the supply chain to help them launch consumer facing subscription brands that create a value proposition through which our partners and their consumers derive a benefit. Through Digital Wallet Technologies LLC, KKT plans to offer its customers a software-based system that securely stores users' payment information and passwords for numerous payment methods and websites. By using a digital wallet, users can complete purchases easily and quickly with near-field communications technology. They can also create stronger passwords without worrying about whether they will be able to remember them later. Digital wallets can be used in conjunction with mobile payment systems, which allow customers to pay for purchases with their smartphones. A digital wallet can also be used to store loyalty card information and digital coupons.

2. Summary of significant accounting policies

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Intellectual property.

Effective as of June 16, 2021, KK Technologies LLC ("KKT") entered into an Asset Purchase Agreement with High Manor Enterprises LLC ("HME") and with Digital Wallet Technologies LLC ("DWT") whereby KKT Sellers acquired certain Intellectual Property and Technology Assets , and related rights (a) From HME, a subscription based business model focused on the cannabis industry, whereby a monthly subscription service can be promoted, marketed and operated with and by participating cannabis dispensaries on a "turn key" basis, developed and owned by HME, together with HME's ownership of HM-KK California, LLC, a California Limited Liability Company, trading under the name "Kush Klubs" ("HM-KK"), which has developed and obtained distribution and consumer management agreements with certain cannabis dispensaries located in Los Angeles, California; and (b) From DWT, a digital payment system whereby authorized and registered users can purchase product from retail outlets using a digital credit wallet system whereby the retail seller can redeem such digital credits for cash, developed and owned by DWT.

As consideration for KKT's acquisition of the above assets, which were determined between the parties to have an aggregate fair value of $ 4,500,000, KKT issued the following Class A Member Units: Issued to HME: 40,500,000 Class A Units at $0.10 per Unit. Valued at $ 4,050,000 issued to DWT: 4,500,000 Class A Units at $0.10 per Unit. Valued at 450,000 Total consideration $ 4,500,000.

Class A Units have 1:1 voting rights and have been issued in full to the Founding Partners. Class B units are reserved for the Wefunder SPV fundraise and have no voting rights (see Offering note).

Contingencies

KKT is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Basis of Presentation

The financial statements include all of the accounts as of December 31, 2021 and are presented in accordance with accounting principles generally accepted in the U.S.. KKT's fiscal year end is December 31.

Use of Estimates

The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. KKT regularly evaluates estimates and assumptions related to fair value valuation of assets acquired and liabilities KKT bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by KKT may differ materially and adversely from the KKT's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

KKT considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

KKT continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, KKT assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.

If the total of the future cash flows is less than the carrying amount of those assets, KKT recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounts receivable – related party

Accounts receivable – related party represents amounts short-term advance d to High Manor Enterprises LLC (the holder of 90% of the Class A Member units) to finance the further development and enhancement of its subscription based business model.

Accounts payable – related party

Accounts payable – related party represents the net amount owed the Jean Pierre Fatta, KKT's CEO. arising from his short-term financing of KKT's operations.

Short-term loans

Short-term loans represent funds provided by a third-party to support KKT's initial operating costs, including funding its offering costs of $25,000 (see below)

3.Offering

On August 18, 2021 KKT entered into an agreement with Wefunder to raise equity financing through the sale of KKT's Class B Member units by means of SAFE ("simple agreement for future equity") investor agreements. Instead of issuing its securities directly to investors, KKT has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with KKT of the securities being offered in this offering. The KKT's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in KKT. KKT's use of the SPV will not result in any additional fees being charged to investors.

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of KKT, on behalf of the SPV.

The offering was launched on October 21, 2021 and to date the SPV has receive a total of $ 37,925 from investors, with an additional $ 30,100 committed. When at least $50,000 has been received by the SPV it can be released to KKT. Offering costs paid by KKT to date total $25,000.

4.Subsequent events

Subsequent to December 31, 2021 KKT receive additional short-term loans totaling $250,000 to both support both KKT's operating expenses and to provide KKT's ability to acquire additional intellectual property and data platforms from third parties when such opportunities arise.